NT-NCSR/A
Excelsior Directional Hedge Fund of Funds, LLC

The previous filing of NT-NCSR dated 6/8/06 (accession number 0001270974-06-000121) was filed in error. The
NCSR was inadvertently filed using the NT-NCSR template versus the NCSR template. The NCSR was then correctly filed on time using the NCSR template.